                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                           CAL DIVE INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0001279141
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                  July 14, 1997
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 11 Pages

-------------------------------------------------------------------------------
CUSIP No. 0001279141                 13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Cambridge Investments Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   837,500 shares of Common Sock (See Item 5)
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   0
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   837,500 shares of Common Stock (See Item 5)
               | 10  |   SHARED DISPOSITIVE POWER
               |     |   0
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          837,500 shares of Common Stock (See Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9% of Common Stock (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 11 Pages

                                  SCHEDULE 13D
                                  ------------

                  This Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, regarding shares of Cal Dive International Inc. acquired on behalf of certain of its clients.

Item 1.           Security and Issuer
                  -------------------

                  Securities acquired:  Common Stock, $0.01 par value

                  Issuer:       Cal Dive International Inc.
                                13430 Northwest Freeway, Suite 350
                                Houston, Texas  77040
                                Tel. No. (281) 618-0400


Item 2.           Identity and Background
                  -----------------------

                  Cambridge Investments Limited, a California corporation ("Cambridge"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John R. Tozzi ("Mr. Tozzi") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. Mr. Tozzi's principal occupation is investment management and he is a United States citizen. During the past five
(5) years, Mr. Tozzi has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


                               Page 3 of 11 Pages

Item 3.           Source and Amount of Funds
                  --------------------------

                  Cambridge, through Cambridge Energy, L.P. ("CELP"), Cambridge Energy Fund International Ltd. ("CEF") Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo") and the Tozzi Family Trust No. 4 ("Trust No. 4") (collectively, the "Funds"), has invested approximately $17,608,454.29 in Common Stock of the Issuer as described in Item 5 below. CELP, CEF, COG, COG Int'l., Palamundo and Trust No. 4 have invested approximately $7,820,310.23, $7,355,427.72, $1,666,762.58, $398,279.80, $343,455.80 and $24,218.16, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction
                  --------------------------

                  Cambridge has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge does not have plans or proposals which would result in any of the following:

                  1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                  2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                  3) a sale or transfer of a material amount of assets of the
                     Issuer or any of its subsidiaries;

                  4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                  5) any material change in the present capitalization or
                     dividend policy of the Issuer;

                  6) any other material change in the Issuer's business or
                     corporate structure;

                  7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               Page 4 of 11 Pages

                  8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  9) causing a class of securities of the Issuer to become
                     eligible for termination of registration pursuant to
                     Section 12(g)(4) of the Exchange Act; or

                 10) any action similar to any of those enumerated above.


Item 5.           Interest in Securities of the Issuer
                  ------------------------------------

                  (a) Cambridge is the beneficial owner of 837,500 shares of Common Stock, or 5.9% shares of the shares outstanding. Of the 837,500 shares of Common Stock described above, (i) 362,609 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (ii) 360,318 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (iii) 80,195 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 17,596 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l.; (v) 15,582 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; and
(vi) 1,200 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Trust No. 4.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge on July 14, 1997 is based on 14,127,801 outstanding shares of Common Stock as reported in the Issuer's Prospectus dated July 2, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of CELP, CEF, COG, COG Int'l., Palamundo and Trust No. 4 mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds, respectively, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                  (e) Not Applicable.


                               Page 5 of 11 Pages

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------------

                  Not Applicable.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------

                  Not Applicable

                               Page 6 of 11 Pages

                                     ANNEX A


================================================================================================================================
         DATE                      TRANS                    SHARES                     PRICE                   ACCOUNT
                                   (A/D)                                                ($)
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      75,000                    15.0000                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      58,750                    19.9900                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       8,000                    15.0000                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       4,700                    20.0625                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      35,000                    20.0179                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      41,000                    19.7439                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                      62,500                    19.9900                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       5,000                    20.0625                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       1,250                    20.0179                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                        100                     19.7439                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                       2,500                    20.0179                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/1/97                       A                        200                     19.7439                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       3,200                    20.1310                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       3,200                    19.9980                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       8,600                    20.1818                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       3,400                    20.1310                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       3,400                    19.9980                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       9,150                    20.1818                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                      14,200                    20.1310                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                      12,400                    19.9980                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                      35,500                    20.1818                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        100                     20.0179                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        100                     20.1310                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        200                     20.1818                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        100                     20.1310                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        100                     19.9980                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                        350                     20.1818                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/2/97                       A                       1,200                    20.1818                  Trust #4
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       7,770                    20.2500                    CEF
--------------------------------------------------------------------------------------------------------------------------------

                               Page 7 of 11 Pages

================================================================================================================================
         DATE                      TRANS                    SHARES                     PRICE                   ACCOUNT
                                   (A/D)                                                ($)
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       2,100                    20.2500                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       7,560                    20.1507                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       8,140                    20.2500                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       2,200                    20.2500                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       7,920                    20.1507                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       2,035                    20.2500                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        500                     20.2500                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                       1,980                    20.1507                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        185                     20.2500                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        100                     20.2500                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        180                     20.1507                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        370                     20.2500                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        100                     20.2500                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/3/97                       A                        360                     20.1507                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                       1,800                    20.8717                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                      10,800                    21.5000                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                       9,600                    20.9375                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                       1,850                    20.8717                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                      11,025                    21.5000                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                       9,800                    20.9375                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                        50                      20.8717                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                        225                     21.5000                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                        200                     20.9375                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                        100                     20.8717                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                        450                     21.5000                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/7/97                       A                        400                     20.9375                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/8/97                       A                       1,200                    21.7500                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/8/97                       A                       1,200                    21.7500                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       3,870                    22.0625                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       2,000                    22.1250                    CEF
--------------------------------------------------------------------------------------------------------------------------------

                               Page 8 of 11 Pages


================================================================================================================================
         DATE                      TRANS                    SHARES                     PRICE                   ACCOUNT
                                   (A/D)                                                ($)
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                      22,500                    22.1120                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       4,050                    22.0625                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       2,000                    22.1250                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                      22,500                    22.1120                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       1,080                    22.0625                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       6,000                    22.0625                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/9/97                       A                       5,000                    22.0625                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                       7,100                    21.8750                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                       7,800                    22.0000                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                       7,300                    21.8750                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                       8,100                    22.0000                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                        200                     21.2750                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                        200                     22.0000                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                        400                     21.8750                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/10/97                      A                        400                     22.0000                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/11/97                      A                       4,800                    23.7500                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/11/97                      A                       4,900                    23.7500                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/11/97                      A                        100                     23.7500                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/11/97                      A                        200                     23.7500                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                      43,920                    23.7596                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                       9,600                    23.8266                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                      44,835                    23.7596                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                       9,800                    23.8266                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                       6,915                    23.7596                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                        200                     23.8266                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                       1,830                    23.7596                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/14/97                      A                        400                     23.8266                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                       6,000                    23.8750                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                       3,120                    23.8260                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                       6,125                    23.8750                    CELP
--------------------------------------------------------------------------------------------------------------------------------

                               Page 9 of 11 Pages


================================================================================================================================
         DATE                      TRANS                    SHARES                     PRICE                   ACCOUNT
                                   (A/D)                                                ($)
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                       3,180                    23.8260                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                       5,000                    23.8750                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                        125                     23.8750                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                        100                     23.8260                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                        250                     23.8750                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/15/97                      A                        100                     23.8260                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                       2,400                    23.8750                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                       3,360                    24.0000                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                       2,400                    23.8730                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                       3,400                    24.0000                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                        100                     23.8750                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                        100                     24.0000                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                        100                     23.8750                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/16/97                      A                        140                     24.0000                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                      12,480                    24.2750                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                       6,000                    24.2125                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                      12,740                    24.2750                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                       6,125                    24.2125                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                       4,000                    24.2750                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                       2,500                    24.2125                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                        260                     24.2750                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                        125                     24.2125                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                        520                     24.2750                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/17/97                      A                        250                     24.2125                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------
        7/18/97                      A                      23,088                    23.6403                    CEF
--------------------------------------------------------------------------------------------------------------------------------
        7/18/97                      A                      23,564                    23.6403                    CELP
--------------------------------------------------------------------------------------------------------------------------------
        7/18/97                      A                       1,000                    23.6403                    COG
--------------------------------------------------------------------------------------------------------------------------------
        7/18/97                      A                        481                     23.6403                 COG Int'l.
--------------------------------------------------------------------------------------------------------------------------------
        7/18/97                      A                        962                     23.6403                 Palamundo
--------------------------------------------------------------------------------------------------------------------------------

                               Page 10 of 11 Pages

Signatures
----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 23, 1997


                                        CAMBRIDGE INVESTMENTS LIMITED


                                        By: /s/Jocelyn E. Weingart
                                            -----------------------------------
                                            Jocelyn E. Weingart,
                                            Vice President

                               Page 11 of 11 Pages